                              LCS INDUSTRIES, INC.
                               120 BRIGHTON ROAD
                         CLIFTON, NEW JERSEY 07012-1694

                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about January 7, 1999 by LCS Industries, Inc., a Delaware corporation (the "Company"), to the holders of record of shares (the "Shares") of common stock, par value $0.01 per share, of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by CustomerONE Holding Corporation, a Delaware corporation ("CustomerONE" or "Parent"), to a majority of the seats on the Board of Directors of the Company (the "Board" or "Board of Directors").

     Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 17, 1998, by and among the Company, CustomerONE and Catalog Acquisition Co., a Delaware corporation and a wholly owned subsidiary of CustomerONE (the "Purchaser"), the Purchaser has commenced a tender offer (the "Offer") for all of the issued and outstanding Shares at a price of $17.50 per Share, net to the seller in cash. Following consummation of the Offer, it is contemplated that the Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving as a wholly owned subsidiary of CustomerONE.

     The Merger Agreement provides that, promptly after the purchase of and payment for outstanding Shares pursuant to the Offer, CustomerONE will be entitled to designate such number of directors as will give CustomerONE representation on the Board proportionate to its ownership interest in the Shares, rounded up to the next whole number. The Merger Agreement requires the Company to take all actions necessary to cause the designees of CustomerONE (the "CustomerONE Designees") to be elected to the Board under the circumstances described therein. This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the election of the CustomerONE Designees.

     The information contained in this Information Statement concerning CustomerONE, the Purchaser and the CustomerONE Designees has been furnished to the Company by CustomerONE. The Company assumes no responsibility for the accuracy or completeness of such information.

                   CERTAIN INFORMATION REGARDING THE COMPANY

     The Shares are the only class of voting securities of the Company outstanding. As of January 5, 1999, 4,898,447 Shares were outstanding and entitled to one vote per Share. In addition, 792,921 Shares were reserved for issuance on that date (i) upon the exercise of outstanding options; (ii) in accordance with the Purchase Agreement, dated as of April 1, 1993, as amended, by and among the Company, Catalog Resources, Inc. ("CRI") and the sellers of all of the outstanding capital stock of CRI; and (iii) pursuant to the 10% and 100% stock dividends declared in 1995.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, to the knowledge of the Company, certain information regarding beneficial ownership of the Shares as of December 1, 1998:
(i) by each person or group who owns beneficially more than five percent of the Shares; (ii) by each director of the Company; (iii) by each of the five most highly compensated executive officers (the "named executive officers") of the Company during the fiscal year ended September 30, 1998 ("fiscal 1998"); and
(iv) by all directors and officers of the Company as a group.

                                                               NUMBER OF      PERCENTAGE
                    NAME AND ADDRESS(1)                       SHARES(2)(3)     OF CLASS
                    -------------------                       ------------    ----------
Heartland Advisors, Inc.....................................     986,816(4)      20.1%
790 North Milwaukee Street
Milwaukee, WI 53202
Gerald A. King..............................................     284,005          5.8%
248 West Brow Road
Lookout Mountain, TN 37350
Estate of Arnold J. Scheine.................................     409,477(5)       8.4%
189 Deerfield Lane North
Pleasantville, NY 10570
Joseph R. Barbaro...........................................      12,400            *
1140 Avenue of the Americas
New York, NY 10036
Bernard Ouziel..............................................      96,400          1.9%
120 Brighton Road
Clifton, NJ 07012
William Rella...............................................     214,629          4.0%
120 Brighton Road
Clifton, NJ 07012
Marvin Cohen................................................     444,054(6)       8.9%
120 Brighton Road
Clifton, NJ 07012
Lon Mandel..................................................      25,472            *
1200 Harbor Boulevard
Weehawken, NJ 07087
Pat R. Frustaci.............................................      46,500            *
120 Brighton Road
Clifton, NJ 07012
James E. Quinlan............................................      11,502            *
120 Brighton Road
Clifton, NJ 07012
All directors and officers as a group (8 persons)...........   1,134,962         21.7%

---------------
(1) Except as described below, the persons named in this table possess sole voting and dispositive power with respect to their Shares.

(2) In this table, it is assumed for only each person who holds stock options that he has exercised those stock options to the extent they are exercisable within 60 days of the date of this table. The number of Shares that each such person may acquire upon exercise of such options is as follows: Mr. Barbaro -- 6,400; Mr. Ouziel -- 56,800; Mr. Rella -- 128,000; Mr.
    Cohen -- 86,000; Mr. Frustaci -- 46,500; Mr. Quinlan -- 5,500; all directors and officers as a group -- 329,200.

(3) Does not take into account stock options exercisable for an additional 69,000 shares that will become exercisable upon the consummation of the Merger or a similar transaction.

(4) Based on information obtained directly from Heartland Advisors, Inc.

(5) Includes 7,330 Shares owned of record and beneficially by Mrs. Scheine and 175,000 Shares registered in the name of HAS Investments, L.P. and 31,814 Shares registered in the name of Scheine Holdings, L.P., two limited partnerships created for estate planning purposes.

(6) Includes 2,200 Shares owned of record and beneficially by Mr. Cohen's wife as to which Shares he disclaims beneficial ownership.

* Less than 1%.

                       SECTION 16(a) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

     Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company pursuant to Rule 16a-3(e) under the Exchange Act during fiscal 1998 and Forms 5 and amendments thereto furnished to the Company with respect to fiscal 1998, no officer, director or 10% stockholder of the Company failed to file on a timely basis any reports required by Section 16(a) of the Exchange Act during fiscal 1998.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Certain information concerning the current directors and executive officers of the Company is set forth below:

                                                            POSITION WITH THE COMPANY
                  NAME                AGE                   AND DATE FROM WHICH HELD
                  ----                ---                   -------------------------
    Joseph R. Barbaro(1)(2)(3)......  53     Director -- 1996
    Bernard Ouziel(1)(2)(3)(4)......  60     Director -- 1983
    William Rella(4)(5).............  56     Chief Executive Officer -- 1998
                                             President, Chief Operating Officer and Director -- 1997
                                             President -- Fulfillment Services -- 1994
    Marvin Cohen(5).................  64     Senior Vice President and Secretary -- 1981
                                             Director -- 1969
    Pat R. Frustaci.................  44     Vice President -- Finance, Chief Financial Officer,
                                             Treasurer and Assistant Secretary -- 1995
    Lon Mandel......................  43     President and Chief Executive Officer --
                                             The SpeciaLISTS, Ltd -- 1987
    James E. Quinlan................  60     Controller -- 1988

---------------

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Stock Option Committee.
(4) Member of the 1994 Employee Stock Purchase Plan Committee.
(5) Member of the Non-Employee Directors Stock Option Committee.

     Joseph R. Barbaro has been a director since 1996. The firm of Phillips Gold and Company, LLP, of which Mr. Barbaro has been a partner for over five years, performed accounting and consulting services during fiscal 1998 for the Company and was paid therefor the aggregate sum of $131,869.

     Bernard Ouziel has been a director since 1983. He has been a practicing attorney in private practice for more than the last five years. Mr. Ouziel performed legal services for the Company during fiscal 1998 and was paid therefor the aggregate sum of $58,336.

     All executive officers of the Company, other than Mr. Frustaci, have, as their principal occupations, been employed as officers of the Company or one of its subsidiaries for more than the last five years. Mr. Frustaci was Vice President and Chief Financial Officer for Image Business Systems, Inc. until December 1994.

                         RIGHT TO DESIGNATE DIRECTORS;
                           THE CUSTOMERONE DESIGNEES

     The Merger Agreement provides that, subject to compliance with applicable law, promptly upon payment by the Purchaser for Shares acquired pursuant to the Offer, CustomerONE will be entitled to designate a number of members of the Board of Directors equal to the product of (i) the total number of persons on the Board (giving effect to the election of any additional directors as described in this sentence) and (ii) the percentage that the aggregate number of Shares beneficially owned by the Purchaser (including Shares acquired pursuant to the Offer) is of the total number of Shares outstanding, rounded up to the next whole number. The Company will take all action necessary to cause the CustomerONE Designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors. Notwithstanding the foregoing, until the Merger is effective, the Company will retain as members of the Board of Directors at least two persons who were directors of the Company on the date of the Merger Agreement.

     Set forth below is certain information with respect to the CustomerONE
Designees:

                                                         PRESENT PRINCIPAL OCCUPATION OR
        NAME AND BUSINESS ADDRESS           AGE    EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
        -------------------------           ---    -------------------------------------------
Thomas O. Harbison........................  55     Director and Chief Executive Officer of
                                                   Parent
8117 Preston Road                                  and the Purchaser. Mr. Harbison is also the
Suite 205                                          managing partner of ECM Partners, L.P. From
Dallas, TX 75225                                   October 1995 to April 1998, he served as
                                                   President of EDS Customer Solutions, a
                                                   division of Electronic Data Systems
                                                   Corporation. From October 1994 to October
                                                   1995, he was the Chief Executive Officer of
                                                   Thomas Harbison Inc., a consulting firm in
                                                   the direct marketing industry. Prior to
                                                   that time, Mr. Harbison was the Chief
                                                   Executive Officer of Neodata Corporation.
Seth M. Mersky............................  39     Director and Chairman of Parent and the
161 Bay Street, 49th Floor                         Purchaser. Since April 1997, Mr. Mersky has
P.O. Box 700                                       been a Vice President of Onex Corporation.
Toronto, ON M5J 2S1                                From 1993 to 1997, he served as a Senior
                                                   Vice President of The Bank of Nova Scotia.
Thomas P. Dea.............................  33     Director and Secretary of Parent and the
161 Bay Street, 49th Floor                         Purchaser. Mr. Dea has been with Onex
P.O. Box 700                                       Corporation since June 1995 and is
Toronto, ON M5J 2S1                                currently a Principal thereof. From 1993 to
                                                   1995, he was with CIBC Wood Gundy Capital,
                                                   now known as CIBC Capital Partners.

                                                         PRESENT PRINCIPAL OCCUPATION OR
        NAME AND BUSINESS ADDRESS           AGE    EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
        -------------------------           ---    -------------------------------------------
Mark R. Briggs............................  42     Director, President and Chief Operating
                                                   Officer
644 Elliott Street                                 of Parent and the Purchaser. Since January
Buffalo, NY 14203                                  1997, Mr. Briggs has served as President
                                                   and Chief Executive Officer of Softbank
                                                   Services Group, now CustomerONE
                                                   Corporation. From 1990 through 1996, he was
                                                   President and Chief Executive Officer of
                                                   The Reseller Network, a division of
                                                   Intelligent Electronics.
Peter Berczi..............................  30     Mr. Berczi is currently the Executive Vice
3250 Bloor St. West                                President, Business Development, of North
East Tower, 11th Floor                             Direct Response Inc. From July 1995 to
P.O. Box 19                                        August 1996, Mr. Berczi was with the
Toronto, ON M8X 2X9                                Zehr-Berczi Group Inc. and, from 1993 to
                                                   1995, he was with Bell Canada Inc.
Andrew J. Sheiner.........................  35     Mr. Sheiner has been a Principal with Onex
161 Bay Street, 49th Floor                         Corporation since 1995. Prior to that time,
P.O. Box 700                                       he was with Sheiner Group, a private
Toronto, ON M5J 2S1                                investment firm.
Nigel S. Wright...........................  35     Mr. Wright has been a Principal of Onex
161 Bay Street, 49th Floor                         Corporation since November 1997. Prior to
P.O. Box 700                                       that time, he was a partner with the law
Toronto, ON M5J 2S1                                firm of Davies, Ward & Beck.

     CustomerONE has advised the Company that each of the CustomerONE Designees has consented to serve on the Board of Directors and that, to the best of its knowledge, none of the CustomerONE Designees (i) has a family relationship with any of the directors or executive officers of the Company, (ii) beneficially owns any securities (or rights to acquire securities) of the Company, (iii) has been involved in any transactions, or has any business relationships, with the Company or any of its directors, executive officers or affiliates of a type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act, or (iv) has been the subject of any civil, regulatory or criminal proceeding.

                              GENERAL INFORMATION
                          ABOUT THE BOARD OF DIRECTORS

     The Board of Directors held 13 meetings during fiscal 1998 and took action by unanimous written consent in lieu of a formal meeting on three occasions. Each director attended each Board and committee meeting held during fiscal 1998 while such person was a member of the Board or that committee.

     The Board of Directors has an Audit Committee, a Compensation Committee, a Stock Option Committee, a 1994 Employee Stock Purchase Plan Committee and a Non-Employee Directors Stock Option Committee.

     The Audit Committee, composed of Messrs. Ouziel and Barbaro, met once during fiscal 1998. The Audit Committee generally reviews the scope and procedures of the audit of the Company's independent auditors and the reports from their examinations. It also reviews any reports from the Company's financial management and independent auditors on compliance with corporate policies and the adequacy of the Company's internal accounting controls.

     The Compensation Committee, composed of Messrs. Ouziel and Barbaro, met once during fiscal 1998. Its principal functions are to administer and review the Company's benefits plans and determine the compensation of senior management.

     The Stock Option Committee, composed of Messrs. Ouziel and Barbaro, met twice during fiscal 1998. This committee administers the Company's 1983 and 1993 Incentive Stock Option Plans.

     The 1994 Employee Stock Purchase Plan Committee, composed of Messrs. Rella and Ouziel, met once during fiscal 1998. Its principal function is to administer the 1994 Employee Stock Purchase Plan.

     The Non-Employee Directors Stock Option Committee, composed of Messrs. Rella and Cohen, met once during fiscal 1998. Its principal function is to administer the 1996 Non-Employee Directors Stock Option Plan (the "Directors Plan").

     Each director who is not an officer of the Company receives a $10,000 annual director's fee and a $1,000 fee for each meeting of the Board of Directors he attends. Directors who are officers of the Company do not receive additional compensation for service as directors. In addition, pursuant to the terms of the Directors Plan, on the fifth business day following the public release of the Company's annual earnings for any fiscal year in which sales and net earnings per Share increase by more than 5% over the prior fiscal year's (subject to antidilution adjustment), each non-employee director, who is a non-employee director on the date of grant and who was not employed by the Company or any of its subsidiaries at any time during the fiscal year of the Company immediately preceding such date of grant, would be granted a non-qualified option to purchase 11,000 Shares. Each such option would become exercisable pro rata over the five-year period following, and have an exercise price per share equal to the fair market value of the Shares on, the date of grant.

                             EXECUTIVE COMPENSATION

     The following table sets forth, for the fiscal years indicated, the cash and other compensation provided by the Company and its subsidiaries to each of the named executive officers of the Company in all capacities in which they served.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG TERM      ALL OTHER
                                          ANNUAL COMPENSATION(1)              COMPENSATION   COMPENSATION
                               --------------------------------------------   ------------   ------------
                               FISCAL    SALARY      BONUS     OTHER ANNUAL     OPTIONS
 NAME AND PRINCIPAL POSITION    YEAR       ($)        ($)      COMPENSATION      (#)(2)         ($)(3)
 ---------------------------   ------    -------    -------    ------------   ------------   ------------
William Rella                   1998     360,000    640,000           --             --         40,725
  President and                 1997     360,000    640,000           --         40,000         19,054
  Chief Executive Officer       1996     360,000    437,576           --             --         14,679
Marvin Cohen                    1998     287,614    163,626           --             --         35,140
  Senior Vice President and     1997     277,648    116,511           --             --         16,965
  Secretary                     1996     274,143    125,457           --             --         16,965
Pat R. Frustaci                 1998     167,019     50,000           --         10,000         26,026
  Vice President -- Finance     1997     147,116     40,000           --             --          9,602
  and Treasurer                 1996     135,673     30,000           --             --          9,599
Lon Mandel                      1998     180,000    414,386           --             --         26,741
  President and                 1997     180,000    449,747           --             --          8,894
  Chief Executive Officer,      1996     180,000    506,609           --             --          8,876
  The SpeciaLISTS, Ltd.
James E. Quinlan                1998     100,316     10,000           --          2,000          2,816
  Controller                    1997      93,528      7,500           --          2,500          2,256
                                1996      88,865      7,500           --          5,000          2,397

---------------

(1) Compensation deferred at the election of a named executive officer is included in the category and year it would have been reported had it not been deferred.

(2) The Company does not grant stock appreciation rights. All options granted were incentive stock options or non-qualified stock options.

(3) Consists of (i) with the exception of Mr. Rella in 1996, the Company's matching contributions to the 401(k) Plan (as defined below), (ii) as to Messrs. Cohen and Rella, the total premiums on split-dollar insurance policies during such fiscal year, (iii) as to Mr. Rella in 1998 and 1997 and Messrs. Frustaci, Mandel and Quinlan, an automobile allowance and/or associated costs, and (iv) as to the named individuals in 1998, the Company's matching contributions under its deferred compensation plans.

STOCK OPTION GRANTS

     The following table sets forth information concerning incentive stock options granted during fiscal 1998 to certain named executive officers.

                                                                                          POTENTIAL REALIZABLE
                                                                                            VALUE AT ASSUMED
                                                                                          ANNUAL RATES OF STOCK
                                                                                           PRICE APPRECIATION
                                                 INDIVIDUAL GRANTS                           FOR OPTION TERM
                                ---------------------------------------------------       ---------------------
                                              % OF TOTAL
                                               OPTIONS
                                              GRANTED TO     EXERCISE
                                 OPTIONS     EMPLOYEES IN     PRICE      EXPIRATION
             NAME               GRANTED(#)   FISCAL YEAR    ($/SHARE)       DATE            5%($)      10%($)
             ----               ----------   ------------   ----------   ----------       ---------   ---------
Pat R. Frustaci...............    10,000           7           14.00      12/22/07         228,050     363,120
James E. Quinlan..............     2,000           1           14.00      12/22/07          45,610      72,624

STOCK OPTION EXERCISES AND HOLDINGS

     The following table sets forth information concerning stock options exercised during fiscal 1998 and stock options held as of the end of fiscal 1998 by the named executive officers.

                 AGGREGATED OPTION EXERCISES IN FISCAL 1998 AND
                       FISCAL 1998 YEAR-END OPTION VALUES

                                                                      NUMBER OF
                                                                      SECURITIES          VALUE OF
                                                                      UNDERLYING         UNEXERCISED
                                                                     UNEXERCISED        IN-THE-MONEY
                                                                       OPTIONS             OPTIONS
                                  SHARES                             AT FY-END(#)       AT FY-END($)
                               ACQUIRED ON                           EXERCISABLE/       EXERCISABLE/
            NAME               EXERCISE(#)     VALUE REALIZED($)    UNEXERCISABLE       UNEXERCISABLE
            ----               ------------    -----------------    --------------    -----------------
William Rella................       --                --            128,000/40,000        935,968/0
Marvin Cohen.................     22,000            380,248            86,000/0           297,500/0
Pat R. Frustaci..............       --                --            33,000/21,000      309,755/103,251
James E. Quinlan.............     4,400             54,868           3,125/6,375           313/938

THE 1983 AND 1993 INCENTIVE STOCK OPTION PLANS

     The Company has an Incentive Stock Option Plan (the "1993 Option Plan") which was adopted and became effective in May 1993. The 1993 Option Plan permits the granting to certain officers and other employees of incentive stock options to purchase Shares. Any such options would be exercisable at a price not less than the fair market value of the Shares on the date such options are granted. The aggregate number of Shares which may be issued under the 1993 Option Plan is 2,200,000. The Company's 1983 Incentive Stock Option Plan (the "1983 Option Plan") expired on May 24, 1993. Both the 1983 Option Plan and the 1993 Option Plan are intended to be qualified plans under section 422 of the Internal Revenue Code of 1986, as amended.

OTHER OPTIONS

     Non-employee directors have been granted non-qualified options, with an exercise price equal to the fair market value on the date of grant, to purchase 48,000 Shares. An officer has been granted non-qualified options, with an exercise price of $5.75 per Share, to purchase 25,000 Shares. These options were not granted under any of the plans described above.

401(k) RETIREMENT SAVINGS PLAN

     During fiscal 1991, the Company established the LCS Industries, Inc. Employee Retirement Savings Plan (the "401(k) Plan"). The 401(k) Plan allows employees of the Company to defer a portion of their compensation on a pre-tax basis through contributions to that plan. For the period from January 1, 1998 to June 30, 1998, the Company made a matching contribution equal to no more than 35% of an employee's contributions, subject to a 6% limitation. For the remainder of fiscal 1998, the matching contribution was equal to no more than 25% of an employee's contributions, subject to a 6% limitation. The Company's aggregate matching contributions to the 401(k) Plan amounted to $233,000 during fiscal 1998. The Company may also make discretionary contributions to the 401(k) Plan. In fiscal 1998, no discretionary contributions were made to the 401(k) Plan.

1994 EMPLOYEE STOCK PURCHASE PLAN

     In March 1994, the Company adopted the 1994 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan provides eligible employees of the Company and its subsidiaries the opportunity to acquire up to an aggregate of 300,000 Shares. Purchases are made on a monthly basis through payroll deductions of 1% to 10% of eligible compensation. Shares are offered at a 15% discount from the closing price on the last trading date of each month with no brokerage commissions. Participation in the Purchase Plan began September 1, 1994. A total of 6,341 Shares were purchased during fiscal 1998.

EMPLOYMENT AGREEMENTS

     The Company has entered into an incentive compensation arrangement with Mr. Rella pursuant to which Mr. Rella is entitled to a bonus equal to 33% of the first $1,000,000 of pre-tax profits of the fulfillment division of the Company and 25% of all such pre-tax profits in excess of $1,000,000, with a maximum bonus payable equal to $640,000.

     The Company has an arrangement with Mr. Cohen pursuant to which Mr. Cohen is entitled to a bonus equal to 2% of the pre-tax profits of the international communications division of the Company.

     The Company has entered into a one-year employment agreement with Mr. Frustaci pursuant to which the Company will pay a base salary of $165,000 for fiscal 1999 and awarded a bonus of $50,000 for fiscal 1998. This agreement expires in August 1999 but is currently scheduled for review by the President to determine whether to renew it. If it is not renewed and Mr. Frustaci voluntarily resigns, he will receive six months' severance pay following its expiration in August 1999.

     The Company has entered into an employment agreement with Mr. Mandel pursuant to which the Company pays him an annual base salary of $180,000 and awards him a bonus equal to 25% of the pre-tax profits of The SpeciaLISTS, Ltd.

RETENTION BONUS ARRANGEMENTS

     The Company has entered into agreements with Messrs. Frustaci and Mandel pursuant to which the Company will pay $75,000 to each such individual if he remains an employee until the Merger or a similar transaction is consummated.

     The Company has entered into an agreement with Mr. Quinlan pursuant to which the Company will pay $15,000 to him if he remains an employee until the Merger or a similar transaction is consummated.

DEFERRED COMPENSATION PLANS

     During fiscal 1998, the Company established plans providing senior and other executives of the Company and its subsidiaries the opportunity to participate in unfunded deferred compensation programs.

     The Executive Non-Qualified Deferred Compensation Plan (the "Executive Plan") provides senior officers retirement benefits through the deferring of compensation, as defined, on a pre-tax basis to a maximum of $30,000 per year. The Company provides a matching contribution of 30% of the amounts deferred. Participants fully vest in the Company's matching contributions and related earnings/losses after three years of service with the Company. Messrs. Rella, Mandel, Cohen and Frustaci participate in the Executive Plan.

     The Management Non-Qualified Deferred Compensation Plan (the "Management Plan") provides certain management employees retirement benefits through the deferring of compensation, as defined, on a pre-tax basis to a maximum of $10,000 per year. The Company provides a matching contribution of 20% of the amounts deferred. Participants fully vest in the Company's matching contributions and related earnings/losses after five years of participation in the Management Plan or attaining age 62. Mr. Quinlan participates in the Management Plan.

     Deferred compensation expense for fiscal 1998, represented by the Company's matching contributions and net earnings/losses, was $77,000.

                        COMPENSATION COMMITTEE CRITERIA

     In order to attract, retain and motivate executives who will contribute to the Company's success, the Company's executive compensation philosophy is to provide competitive pay for competitive performance and superior pay for superior performance.

     To create a structure of compensation that achieves these critical goals, the Compensation Committee relies on:

          - A performance review system that provides a forum for dialogue and relates salary increases to competitive conditions and bonuses to performance.

          - A program for providing long-term incentive opportunities in the form of stock options that relate executive awards directly and solely to stockholder gains.

THE COMPENSATION PROGRAM IN GENERAL

     The Company's executive pay program is made up of the following elements:

     Base Salary. Salaries of the named executive officers are listed in the Summary Compensation Table. The following considerations are used in determining the appropriate salary level: (a) their experience; (b) their level of responsibility for corporate results and functions; and (c) external pay practices.

     Bonuses. Bonuses paid to the named executive officers are also listed in the Summary Compensation Table. The following considerations are used in determining the appropriate bonuses: (a) employment agreements in effect; (b) the individual's performance and contribution to the Company's goals; and (c) the overall profitability of the Company.

     Stock Options. Stock options granted to the named executive officers are listed above. Stock options encourage and reward effective management and employee performance resulting in long-term corporate financial success, as measured by stock price appreciation. Stock options only have value to their recipient if the price of the Shares appreciate in value from the date the stock options are granted, a benefit in which the Company's stockholders participate as well.

                       COMPENSATION COMMITTEE INTERLOCKS
              AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     Joseph R. Barbaro served on the Compensation Committee during fiscal 1998. The firm of Phillips Gold and Company, LLP, of which Mr. Barbaro has been a partner for over five years, performed accounting and consulting services during fiscal 1998 for the Company, and was paid therefor the aggregate sum of $131,869.

     Bernard Ouziel served on the Compensation Committee during fiscal 1998. He has been a practicing attorney in private practice for more than the last five years. Mr. Ouziel performed legal services for the Company during fiscal 1998 and was paid therefor the aggregate sum of $58,336.

                              COMPANY PERFORMANCE

     The graph and table below compare for each of the last five fiscal years the cumulative total returns of the Company, The Nasdaq Stock Market(SM) and a peer group of 17 public companies identified as having the Company's Standard Industrial Classification Code as their primary code. The cumulative total returns for the Shares and the two comparative indices assume that $100 was invested in each on September 30, 1993 and also assume reinvestment of dividends.

                 COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
  Among LCS Industries, Inc., The NASDAQ Stock Market (U.S.) Index and a Peer
                                     Group

                                    'LCS Industries,                          Nasdaq Stock
                                          Inc.'            Peer Group         Market (U.S.)
Sep-93                                   100.00              100.00              100.00
Sep-94                                   113.19              118.24              100.83
Sep-95                                   563.52              149.91              139.28
Sep-96                                   508.09              208.28              165.24
Sep-97                                   695.96              207.47              226.81
Sep-98                                   490.08              226.63              231.84

              * $100 invested on 9/30/93 in stock or index, including reinvestment of dividends.
                Fiscal year ending September 30.

                                                              CUMULATIVE TOTAL RETURN
                                          9/93        9/94        9/95        9/96        9/97        9/98
                                         ------      ------      ------      ------      ------      ------
LCS INDUSTRIES, INC.                     100.00      113.19      563.52      508.09      695.96      490.08
PEER GROUP                               100.00      118.24      149.91      208.28      207.47      226.63
NASDAQ STOCK MARKET (U.S.)               100.00      100.83      139.28      165.24      226.81      231.84

January 7, 1999                                             LCS INDUSTRIES, INC.